January 16, 2020

Jude Bricker
Chief Executive Officer
SCA Acquisition Holdings, LLC
2005 Cargo Road
Minneapolis, MN 55450

       Re: SCA Acquisition Holdings, LLC
           Draft Registration Statement on Form S-1
           Submitted December 19, 2019
           CIK No. 0001743907

Dear Mr. Bricker:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Submission No. 1 on Form S-1 submitted December 19, 2019

Cover Page

1. Please expand your cover page disclosure to briefly discuss your dual-class structure and the relative voting rights of your Class A and Class B common stock. Prospectus Summary, page 1

2. Please expand your disclosure to briefly describe the meaning of the terms "unbundled product," "mobile bounce," and "conversion rate."
 Jude Bricker
FirstName LastNameJude Bricker
SCA Acquisition Holdings, LLC
Comapany NameSCA Acquisition Holdings, LLC
January 16, 2020
January 16, 2020 Page 2
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3. Please revise to clarify why you believe you represent "a new breed of hybrid carrier." In this regard, we note you disclose that your operations consist of scheduled and charter flights but also discuss how your model includes certain low-cost and ultra low-cost structure characteristics.
4. Please revise your disclosure to include quantitative information to support your determination that your "unique model" generates "superior returns and high margins."
Prospectus Summary
Our Competitive Strengths, page 2

5. Please provide additional details about the management study disclosed on page 4 so that an investor may understand its significance, including the number of respondents and how they were selected to participate in the study.
Prospectus Summary
Our Competitive Strengths
Tactical Mid-Life Fleet with Flexible Operations, page 4

6. We note you maintain low aircraft ownership costs by purchasing mid-life aircraft, which have a lower purchase price than comparable new aircraft. Expand your disclosure to provide a more balanced perspective of the expected trends in maintenance and repair expenses associated with the ownership of mid-life aircraft versus new aircraft, and how these expected trends may impact lower ownership costs.
Risk Factors
We depend on a sole-source supplier for the majority of our aircraft parts...., page 40

7. We note your disclosure that you depend on a sole-source supplier for the majority of your aircraft parts and your disclosure that any supply disruption could have a material adverse effect on your business. Please revise to identify such supplier, or tell us why such information is not material. In addition, please file your contract with such supplier, or tell us why it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.
Risk Factors
We are a holding company and rely on dividends, distributions, and other payments, advances, and transfer of funds from our subsidiaries ..., page 49

8. We note from this disclosure that the Successor is a holding company with restrictions on the ability to pay dividends. Please tell us how you determined that the information specified by Schedule I per Rule 5-04 of Regulation S-X is not
required.
 Jude Bricker
FirstName LastNameJude Bricker
SCA Acquisition Holdings, LLC
Comapany NameSCA Acquisition Holdings, LLC
January 16, 2020
Page 3
January 16, 2020 Page 3
FirstName LastName
Our future earnings and earnings per share, as reported under GAAP, could be adversely impacted by the warrants granted to Amazon...., page 50

9. Please revise your risk factor disclosure here or elsewhere as appropriate, to include all material risks associated with Amazon's ownership of your Class A common stock and warrants. In this regard, we note your disclosure on page 115 that as long as Amazon holds the 2019 Warrants or any shares of Class A common stock and its contract remains in effect, Amazon will have the right to nominate a member or an observer to your board of directors.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Statistics and Metrics, page 74

10. We note the tabular presentation of Key Operating Statistics and Metrics on page 74 as well as your qualitative discussions and other related disclosures throughout the
         Submission. Tell us why you believe it is appropriate to present operating statistics and metrics based on GAAP and non-GAAP financial measures without providing the audited financial statements for those same periods.
11. We note that the definition of "CASM excluding fuel" is further adjusted to exclude certain commissions and other costs of selling your vacation products. Please revise the title of this metric to clarify that it excludes more than just fuel.
12. We note that the definition of "Adjusted CASM" excludes items that are "unusual and not representative of [y]our ongoing costs." Tell us why you believe stock compensation is appropriately included in this category, or revise your description of the type of adjustments made to this non-GAAP measure as appropriate. Refer to Question 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (April
         4, 2018).
Comparison of Successor 2019 period to Combined 2018 period, page 76

13. We note the explanation for the decrease in other revenue was primarily due to lower net revenues from your Sun Country Vacations products. However, we are unable to locate meaningful disclosure in the Submission that addresses the underlying nature of these products, other than the high-level description on page 71, which indicates that these products include organizing ground services, such as hotel, car and transfers. Please expand the disclosure in your Submission to provide relevant information regarding the nature of these products and how they fit into your overall business model.
Non-GAAP Financial Measures
Presentation of Combined 2018 Period, page 79

14. We note that you have provided a tabular presentation and related discussion of non-
         GAAP "combined" financial data for the predecessor period ended April 10, 2018 and the successor period ended December 31, 2018 within this Submission. Please note that your
 Jude Bricker
FirstName LastNameJude Bricker
SCA Acquisition Holdings, LLC
Comapany NameSCA Acquisition Holdings, LLC
January 16, 2020
January 16, 2020 Page 4
Page 4
FirstName LastName
         primary discussion should be of the actual results for each period (i.e. predecessor and successor separately). It is inappropriate to merely combine information for predecessor and successor periods. You can supplement your discussion of the actual historical results of operations and capital resources with a discussion of pro forma financial information
         (e.g. predecessor period plus successor period plus pro forma adjustments). The pro forma financial information should be presented in a format consistent with
Article 11 of
         Regulation S-X and any discussion of such pro forma information should supplement and not be given greater prominence than actual results. Revise the applicable disclosures accordingly, including the key operating statistics and metrics that are calculated with combined financial information.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 81

15. We note your disclosure that your ABL Facility contains "customary affirmative and negative covenants." If material, please describe any negative covenants that may restrict your ability to pay dividends, and briefly disclose the specific terms of the financial maintenance covenant.
Off Balance Sheet Arrangements
Fuel Consortia, page 85

16. We note from the disclosure under this heading that you participate in "fuel consortia" at
         MSP and Las Vegas International Airport through agreements that include cost-sharing provisions and environmental indemnities that are generally joint and several among the participating airlines. These agreements, per the disclosure, are not reflected on the balance sheet. Please expand your disclosure to provide further clarity into the nature and terms of these agreements to aid in an understanding as to why off-balance sheet classification is appropriate. In your response, please address how you considered the applicability of ASC 810-10-15 as a variable interest entity as well as ASC 460 related to guarantees and other obligations.
Business
Competition, page 101

17. We note the chart that you have provided on page 101 comparing your CASM excluding fuel and utilization with your competitors. Please revise to indicate the time period covered in the chart.
Management, page 111

18. Please revise to provide the time periods associated with the business experience of your executive officers and directors during the past five years. For example, please clarify the time periods that Jude Bricker has been at positions with Allegiant Travel Company, and the time periods over the last five years that Dave Davis was employed at Global Eagle
 Jude Bricker
FirstName LastNameJude Bricker
SCA Acquisition Holdings, LLC
Comapany NameSCA Acquisition Holdings, LLC
January 16, 2020
January 16, 2020 Page 5
Page 5
FirstName LastName
         Entertainment, Inc. and his various other roles that are disclosed before he joined your company in May 2018. See Item 401(e) of Regulation S-K.
Executive Compensation, page 118

19. Please tell us why you have not provided 2018 executive compensation information for a third executive officer serving as of December 31, 2018. Refer to Item 402(m)(2) of
         Regulation S-K.
Certain Relationships and Related Party Transactions, page 130

20. Once available, please revise your disclosure to include the number of shares which will be registrable under the registration rights agreement and describe the attendant risks to investors in this offering. We also note that you plan to enter into a registration rights agreement with Amazon. Please also file that registration rights agreement as an exhibit or advise.
Description of Capital Stock
Exclusive Forum Selection, page 140

21. We note your disclosure that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act. Please ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Notes to Consolidated Financial Statements
Note 2. Business Combinations, page F-9

22. We note that the fair value of the assets acquired and the liabilities assumed in the acquisition of MN Airlines, LLC were estimated using market, income, and cost approaches. Please revise to provide information that is more responsive to the disclosure requirements in ASC 820-10-50. In this regard, we are unable to locate a discussion of the inputs that were used in the valuation methods, including the material judgments and assumptions that were made.
Note 3. Summary of Significant Accounting Policies
Unaudited Pro Forma Balance Sheet Information, page F-11

23. We note that the information described under this heading appears to have pro forma impact on the Liabilities and Members' Interest portion of the consolidated balance sheet on page F-4. However, the column titled Pro Forma Information is shown only on page F-
         3. Please revise the explanation in this footnote to clearly identify and explain the nature of the pro forma adjustments that will be presented on the face of the historical financial statements.
 Jude Bricker
SCA Acquisition Holdings, LLC
January 16, 2020
Page 6
Restricted Cash, page F-12

24. Expand your disclosure here to describe the nature of the restriction on the charter revenue receipts. Refer to ASC 230-10-50-7.
Note 4. Earnings Per Share, page F-18

25. Relocate the tabular information in this footnote under the heading Unaudited Pro Forma
      Net Loss per Share to Common Stockholders to the face of the historical financial statements. Additionally, expand the pro forma disclosures to include the predecessor period from January 1, 2018 to April 10, 2018 to also reflect your change in tax status.
Note 14. Special Items, page F-28

26. We note from disclosure on page F-15 that the terms of the frequent flier rewards program, now called Sun Country Rewards, were modified such that point expiration was accelerated, while at the same time, making the points more valuable for members. As a result, a net gain of $8,463 was recorded in Special Items. Tell us more about how the accounting for this modification was determined and how the net gain was calculated.
General

27. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Shannon
Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                            Sincerely,
FirstName LastNameJude Bricker
                                                            Division of
Corporation Finance
Comapany NameSCA Acquisition Holdings, LLC
                                                            Office of Energy &
Transportation
January 16, 2020 Page 6
cc:       Brian M. Janson, Esq.
FirstName LastName